SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: March 31, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Navios South American Logistics Inc. Debt Offering
     On March 31, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing that its majority owned subsidiary, Navios South American Logistics Inc. (“Navios Logistics”) intends to offer through a private placement approximately $185.0 million of senior notes due 2019. On April 6, 2011, Navios Holdings issued a press release announcing that Navios Logistics priced $200.0 million of 9.25% senior notes due 2019. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report and are incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 11, 2011

Exhibit Index

Exhibit No.	Name
99.1	Press Release dated March 31, 2011.
99.2	Press Release dated April 6, 2011.